“Targeting Gold and Uranium”

NEWS RELEASE

CROSSHAIR TARGETS C ZONE URANIUM DEPOSIT FOR 4 KILOMETERS OF STRIKE EXTENSION

Dated: February 06, 2007	TSX-V: CXX

Crosshair Exploration and Mining Corp. (TSX-V: CXX) (the “Company”) is pleased to announce that the 2007 diamond drilling program has commenced on the Central Mineral Belt uranium property in Labrador. Drilling began on January 29, 2007 with 2 drills at the C Zone.

Company geologists believe that the C Zone is part of a 4.5 kilometre long uranium bearing shear zone and that the C Zone, Area 1 and Armstrong targets are part of the same system. Airborne survey results indicate that the magnetic, radiometric and gravimetric responses link the 3 areas together. Maps and a complete drill plan have been posted on the Company website at http://www.crosshairexploration.com/s/Addenda.asp?ReportID=169526.

A 4.5 km linear structure outcrops at the C Zone where it has been drilled for 750 meters of strike length. Exposure is poor between the C Zone and Area 1; however the zone outcrops again at both Area 1 and at Armstrong, 1500 meters and 3000 meters to the southwest along strike, respectively. First pass exploration drilling at Area 1 in 2006 was successful in intercepting significant mineralization, including the following intercepts:

  ML-A1-03 intersected 0.218% U3O8 over 3.02 meters (11.02 meters of 0.078% U3O8).
  ML-A1-09 intersected 0.209% U3O8 over 2.27 meters (5.23 meters of 0.1% U3O8).

The Armstrong zone has not been drill tested. Surface sampling has returned an average grade of 0.303% U3O8 (to a maximum of 0.494% U3O8) from 17 grab samples collected over a 200 meter strike length. Chip sampling (20 to 30 cm chips) in the central portion of the zone returned results averaging 0.165% U3O8 (to a maximum of 0.343% U3O8).

The winter portion of the program will include 8000 meters of drilling and concentrate on expanding the uranium resource contained in the Upper C Zone, specifically targeting the high grade zone identified during the 2006 program, which is open for expansion in all directions (see Company press release dated January 30, 2007). This zone is both wider and higher grade than the zones identified by Shell Canada in 1979. The mineralization appears to be similar in some respects to other known deposits in the district, including the Michelin deposit, located about 50 km east of and currently being developed by Aurora Energy Resources Inc (TSX: AXU).

An additional 30000 meters of drilling is planned to year end (70-80 holes). The 2007 drill program will focus on expanding the resources in the C Zone, but will also test new high priority targets including Croteau Lake, and Blue Star, which straddle the same unconformity as the C Zone.

About Crosshair

Crosshair is an aggressive uranium and gold exploration and development Company with select projects in Newfoundland and Labrador. The Company has developed into a dominant player in the exploration for uranium in the Central Mineral Uranium Belt of Labrador. The 685 sq km Uranium Project is host to potentially three significant types of uranium mineralization - Iron Oxide Copper Gold (IOCG - Olympic Dam), structurally controlled, shear zone (“Michelin”) and unconformity types of mineralization. In addition, through option agreements with Rubicon Minerals Corporation, Crosshair has secured a position in one of the most prospective massive sulphide districts in Canada as well as a promising early stage high grade gold property at South Golden Promise and Golden Promise.

For more information of the Company and its properties, please visit the website at www.crosshairexploration.com.

ON BEHALF OF THE BOARD

“Mark J Morabito”

President and CEO

Crosshair Exploration & Mining Corp. – Vancouver
T:	604-681-8030
F:	604-681-8039
E:	dan@crosshairexploration.com www.crosshairexploration.com

The Company’s exploration work on the Central Mineral Belt uranium property is supervised by Timothy Froude, P.Geo., a member of the Professional Engineers and Geoscientists of Newfoundland and Labrador, the Senior Vice President Exploration of the Company and a Qualified Person as defined in NI 43-101. Mr. Froude has verified that the results presented above have been accurately summarized from the official assay certificates provided to the Company. A QA/QC program has been implemented consisting of standard, blank and duplicate samples.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of the content of this News Release.

Cautionary Note Regarding Forward-Looking Information

Information set forth in this news release may involve forward-looking statements. Forward-looking statements are statements that relate to future, not past, events. In this context, forward-looking statements often address a company's expected future business and financial performance, and often contain words such as "anticipate", "believe", "plan", "estimate", "expect", and "intend", statements that an action or event "may", "might", "could", "should", or "will" be taken or occur, or other similar expressions. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: the risks associated with outstanding litigation, if any; risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in uranium, gold and other commodity prices; title matters; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters with certain other projects; the absence of dividends; competition; dilution; the volatility of our common share price and volume; and tax consequences to U.S. Shareholders. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.